BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Loan Lauren P. Nguyen
Special Counsel

September 22, 2014

Re:	Travelport Worldwide Limited
Registration Statement Filed on Form S-1
Registration No. 333-196506

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Travelport Worldwide Limited (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Washington, D.C. time, on Wednesday, September 24, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 of the Act, we wish to advise you that the distribution of the Company’s preliminary prospectus relating to the proposed offering of the Company’s shares of common stock commenced on September 11, 2014. Approximately 5,100 copies of the preliminary prospectuses were distributed to prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others. The preliminary prospectus has been available on the Securities and Exchange Commission’s website since September 11, 2014.

The undersigned has been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

MORGAN STANLEY & CO. LLC UBS SECURITIES LLC

As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Stacie Selinger
Name: Stacie Selinger
Title: Vice President

By:	UBS SECURITIES LLC

By:	/s/ Charles Otton
Name: Charles Otton
Title: Managing Director

By:	/s/ Saqib Rabbani
Name: Saqib Rabbani
Title: Associate Director

[Signature Page to Underwriters’ Acceleration Request]